FNX Appoints Robert Low as Director and

Roland Horst as Vice President, Business Development

TORONTO: October 13, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) reports that Robert B. Low, CA, CBV, effective September 14, 2005, was appointed to the FNX Board of Directors and Chairman of its Audit Committee.  Mr. Low is a Chartered Accountant and Chartered Business Valuator and has had broad experience in business and securities valuations and due diligence since 1978.

FNX also announces the appointment of Roland L. Horst, BSc, MSc, LLB, MBA as Vice President, Business Development, effective October 3, 2005.  Mr. Horst began his career as an exploration geologist followed by several years of banking and corporate finance experience with banking and brokerage firms. For the past several years, Mr. Horst has been involved in the financing and managing of mining and geophysical companies.  Roland also becomes President of Aurora Platinum Corp. and will manage its diverse assets, including, numerous nickel-precious metal projects in Ontario and Quebec. In addition, Mr. Horst will manage FNX’s significant equity holdings in Lakeshore Gold Corp., Superior Diamonds Inc. and Dynatec Corporation and be responsible for assessing future opportunities.

Mr. Terry MacGibbon, President and CEO of FNX noted that “I am very pleased to have Bob and Roland join the FNX team. The Company and its shareholders will greatly benefit from their expertise and advice as we continue to grow the company and make the transition from exploration to mining company and takeover mining operations at our Sudbury mines.”

Entrepreneur of the Year Award

It is with great pride that FNX also announces that Terry MacGibbon, President and CEO, was awarded Ernst and Young’s prestigious Entrepreneur of the Year Award in the Energy Category for 2005.  The honour was presented at a gala awards dinner on October 6th, 2005 at the Toronto Convention Centre.  The Award recognized Mr. MacGibbon’s unique contribution to the success and growth of FNX from a junior mining exploration company to a mid-tier profitable producing miner in just over three years.

FNX Mining Company Inc. explores, develops and mines nickel, copper and precious metals in the Sudbury Ontario mining district.

For further information, please contact: FNX Website - www.fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,